OMB APPROVAL


UNITED STATES
OMB Number:     3235-0145


SECURITIES AND EXCHANGE COMMISSION
Expires:     October 31, 1994


Washington, D.C.  20549
Estimated average burden



hours per response . . . 14.90

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  2  )*
Lomas Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)


541535100


(CUSIP Number)



Check the following box if a fee is being paid with this statement

.  (A fee is not required only if the filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)



CUSIP No.
	541535100
13G
Page
		2
of
		4
Pages


1
NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CS First Boston, Inc.

	13-2853402

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*






(a)











(b)
X








3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION


	State of Delaware










NUMBER OF
5
SOLE VOTING POWER
1,650,000 Shares of Common Stock, par value $1.00

SHARES

BENEFICIALLY

OWNED BY

EACH
6
SHARED VOTING POWER
	-0-

REPORTING

PERSON

WITH
7
SOLE DISPOSITIVE POWER
1,650,000 Shares of Common Stock, par value $1.00


8
SHARED DISPOSITIVE POWER
	-0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	1,650,000 Shares of Common Stock, par value
$1.00

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

	N/A

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.19%

12
TYPE OF REPORTING PERSON*

	HC

*SEE INSTRUCTION BEFORE FILLING OUT!







Amendment No. 2



	This Amendment No. 2 amends a Schedule 13G previously filed by CS First Boston, Inc. (formerly known as CS First Boston Group, Inc., herein "CSFBI"), dated January 8, 1993 (the "Schedule 13G"), as amended by Amendment No.1 thereto, dated February 9, 1994, and relates to the Common Stock, par value $1.00, of Lomas
Financial Corporation (the "Shares"). Except as provided otherwise, the information set forth herein is as of December 31, 1994. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.



Item 4 is hereby replaced by the following:











Item 4.
Ownership*

(a)
Amount Beneficially Owned:

	1,650,000 Shares of Common Stock, par value
$1.00

(b)
Percent of Class:

	8.19%

(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote

1,650,000 Shares of Common Stock, par value $1.00


(ii)
shared power to vote or to direct the vote

	-0-


(iii)
sole power to dispose or to direct the disposition of

1,650,000 Shares of Common Stock, par value $1.00


(iv)
shared power to dispose or to direct the disposition of

	-0-














SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





CS FIRST BOSTON, INC.






Agnes Reicke

Director and Secretary




Date





* 100% of the outstanding Voting Common Stock of CS
First Boston, Inc. ("CSFBI") and approximately 74% of the outstanding Non-Voting Common Stock of CSFBI is owned by CS Holding. Through its ownership of Common
Stock of CSFBI, CS Holding, for purposes of the federal securities laws, may be deemed to ultimately control CSFBI. CS Holding, its executive officers and directors and its direct and indirect subsidiaries, in addition to CSFBI, may beneficially own Shares of the issuer and such Shares are not reported in this Statement. CS Holding disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including CSFBI.